August 15, 2017

Via EDGAR

Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D. C 20549

RE:	TTM Technologies, Inc.
Form 10-K for the fiscal year ended January 2, 2017
Filed February 24, 2017
Form 8-K furnished August 2, 2017
File No. 000-31285

Dear Ms. Collins:

We have received the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission dated August 10, 2017 concerning TTM Technologies, Inc.’s (the “Company”) above referenced Form 10-K and Form 8-K. The comment letter asks for the Company’s written response within 10 business days or to advise the Staff when the Company will provide the Staff with its response.

By way of this letter, the Company confirms the conversation between Brittany Ebbertt, Staff Accountant and Tony Sanchez, Corporate Controller on August 11, 2017 regarding the Company’s request for an extension of an additional 10 business days to complete the Company’s response. As discussed, the Company intends to provide its response to the comment letter by no later than September 8, 2017.

Please do not hesitate to call me at (714) 327-3079 if you have any questions or would like any additional information.

Best Regards,

/s/ Todd B. Schull
Todd B. Schull
Executive Vice President and Chief Financial Officer
TTM Technologies, Inc.

cc: Tony Sanchez, Corporate Controller